Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

GRANITE ANNOUNCES ACQUISITION OF THREE PRIME LOGISTICS PROPERTIES IN THE NETHERLANDS

Largest asset is 45,000 m² Decathlon national distribution centre in Tilburg

January 14, 2020, Amsterdam, the Netherlands, Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced that it has agreed to acquire three prime properties, together comprising nearly 80,000 m² at a combined purchase price of approximately €89 million.

These state-of-the-art facilities, located in Tilburg (45,000 m²), Weert (22,000 m²) and Ede (12,000 m²) are built-to-suit and will be delivered in mid-2020 and early 2021.

The properties are 100% leased to three prominent European tenants for a weighted average lease term of approximately 11 years.

Several sustainability features have been incorporated in the design of the properties, and they are expected to receive a BREEAM “Very Good” certification at minimum.

Kevan Gorrie, Granite’s President and CEO, commented that following the opening of the new Amsterdam office in 2019, this acquisition signifies Granite’s strategy to expand its European logistics platform and further establish its presence in Europe.

“Adding these state-of-the-art assets to our European portfolio represents a significant step forward for Granite’s European investment strategy. Together with our earlier acquisition in Born, we have now transacted on well over €100 million in properties in the Netherlands alone in the past six months.”

Witsard Schaper, Granite’s Head of Europe said, “This transaction further demonstrates our ability to source and execute attractive opportunities in the current market. We are pleased to be able to partner with experienced and well-regarded developers such as HVBM and look to build on these relationships”.

Whilst Granite has identified The Netherlands as one of Europe’s strongest logistic growth markets, Mr. Schaper added that both Germany and Poland showed similar characteristics and are core target markets for the company.

“We are strategically committed to these markets and will continue to pursue attractive opportunities in Germany and Poland as well this year”, Schaper said.

About Granite

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of industrial, warehouse and logistics properties in North America and Europe. Granite owns over 90 rental income properties representing approximately 40 million square feet of leasable area.

Other Information

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

For further information, please see our website at www.granitereit.com or contact Witsard Schaper, Head of Europe, at +31 20-299-4575.

Forward Looking Statements

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute ‘‘forward-looking statements’’ or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the intention of Granite and the vendors to complete the acquisitions on the terms and conditions described herein, the timing of closing of the acquisitions, the expected BREEAM certification of the properties and Granite’s plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as ‘‘may’’, ‘‘would’’, ‘‘could’’, ‘‘will’’, ‘‘likely’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘believe’’, ‘‘intend’’, ‘‘plan’’, ‘‘forecast’’, ‘‘project’’, ‘‘estimate’’, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of the closing of the acquisitions on the terms and conditions described herein, the expected BREEAM certification of the properties, or other events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such closing of the acquisitions, or other events or performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth in the annual information form of Granite REIT and Granite GP dated March 6, 2019 (the “Annual Information Form”). The ‘‘Risk Factors’’ section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.